CAESARS ENTERTAINMENT RESORT PROPERTIES, LLC
One Caesars Palace Drive
Las Vegas, Nevada 89109

November 3, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities

Re:    Caesars Entertainment Resort Properties, LLC
Form 10-K for the Year Ended December 31, 2016
Filed February 15, 2017
File No. 333- 199393

Dear Ms. Monick:
This is in response to the Staff’s letter, dated October 11, 2017, with respect to the above referenced Form 10-K for the Year Ended December 31, 2016 of Caesars Entertainment Resort Properties, LLC (the “Company”, “CERP”, “we”, “us” or “our”) (together with exhibits, the “2016 Annual Report”), filed on February 15, 2017.
The Staff requested that we respond by providing the requested information. Certain capitalized terms set forth in the letter are used as defined in the 2016 Annual Report. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto, including providing the requested information.
Note 1 - Organization and Basis of Presentation and Consolidation
Consolidation of Caesars Enterprise Services, LLC, page 38

1.
It is not clear how you determined that you are no longer the primary beneficiary of Caesars Enterprise Services, LLC under ASU 2015-02. Please tell us what consideration you gave to the provisions of ASC 810-10-25-44 in making this determination. In your response, please clarify how you determined that power is not shared among the Members.

In October 2014, Caesars Entertainment Operating Company, Inc. (“CEOC”), CERP, and Caesars Growth Properties Holdings, LLC (“CGPH”) (collectively, the “Members”) formed Caesars Enterprise Services, LLC (“CES”), a services joint venture. At the time, CEOC, CERP, and CEOC were all consolidated subsidiaries of Caesars Entertainment Corporation (“CEC”), and therefore, were considered related parties. The ownership interests in CES are as follows:

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 3, 2017

Member	Initial Capital Contribution (October 2014) (in millions)	Capital Contribution Before Deconsolidation (December 2015) (in millions)	Ownership Interest
CEOC (1)	$—	$24.0	69.0%
CERP	42.5	51.5	20.2%
CGP	22.5	26.5	10.8%
Total	$65.0	$102.0	100.0%
_________________

(1)	CEOC did not originally contribute cash to acquire its ownership interest, but contributed the right-to-use certain licenses and enterprise assets and transferred shared services employees.
A Steering Committee acts in the role of a board of managers for CES with each Member entitled to appoint one representative to the Steering Committee and, through its representative, each Member is entitled to a single vote, which results in each member having approximately a 33.3% of the vote in CES (i.e., one of three equal votes). A majority vote (2 out of 3) is required for all decisions of the Steering Committee and the corporate governance does not require consent of all the Members. The Steering Committee directs the activities that are most significant to CES. These significant activities relate to the review and approval of capital and operating budgets, cash management, operating expense reimbursement of the Members, and the selection, compensation, and termination of key members of CES management.
Variable Interest Entity Considerations
At the inception of CES in October 2014, the Company evaluated whether CES was a variable interest entity (“VIE”). ASC 810-10-15-14 states that a legal entity shall be subject to the consolidation under the guidance in the VIE Subsections if, by design, any of the conditions outlined in this guidance exist. Pursuant to ASC 810-10-15-14(c), a legal entity is a VIE if the voting rights of some investors are not proportional to their obligation to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity or both AND, substantially all of the legal entity’s activities either involve or are conducted on behalf of the investor that has disproportionately few voting rights. Additionally, activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights are treated as if they involve or are conducted on behalf of that investor.
The Members of CES have disproportionate voting rights to economic exposure based on their respective ownership interests and voting rights. CEOC is the Member with disproportionately few voting rights to its economic exposure with 69% ownership and only 33.3% voting rights. Additionally, at inception of CES, substantially all the activities of CES either involved or were conducted on behalf of CEOC, the entity with disproportionately few voting rights, because substantially all the activities involved or were conducted on behalf of CEOC and its related parties, CERP and CGPH. Because CERP and CGPH are considered related parties to CEOC, the activities conducted by CES on behalf of these Members were considered to be conducted on behalf of CEOC and its related parties, and when viewed together, represents all of the activities of CES. Therefore, CES was considered a VIE and no further analysis of the other conditions in ASC 810-15-14 was performed.
Variable Interests in CES
CEOC, CERP, and CGPH each have a variable interest in CES that meets the characteristic in ASC 810-10-25-38A(b) based on the fact that (i) the Members are the holders of the equity investment at risk

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 3, 2017

in CES; and (ii) each Member has an obligation to absorb losses of CES and the right to receive benefits from CES that could potentially be significant to CES.
Primary Beneficiary Considerations
We then considered whether any of the Members individually met both of the characteristics of a controlling financial interest outlined in ASC 810-10-25-38A. As stated above, the Steering Committee serves as a board of managers and has the power to direct the activities of CES that most significantly impact CES’ economic performance, which are controlled by a majority vote of the Steering Committee (2 out of 3). The Members have equal representation on the Steering Committee, and no single Member has tie-breaking authority in the event of a deadlock. As a result, none of the Members individually has the characteristic of ASC 810-10-25-38A(a), and therefore, none of the Members individually met both of the characteristics of a controlling financial interest in CES as outlined in ASC 810-10-25-38A.
Even though none of the Members individually had a controlling financial interest, prior to the adopting ASU 2015‑02 in the first quarter of 2016, we were required to apply the related party guidance in ASC 810-10-25-44 because CEOC, CERP and CGPH were related parties and together, as a related party group, had a controlling financial interest in CES. Therefore, we were required to determine which of the Members was most closely associated with CES. We determined that CERP was most closely associated with CES because CERP provided the largest upfront working capital contribution and managing the funding of working capital risk was a primary risk that CES was designed to share amongst each of the Members.
Upon adoption of ASU 2015-02, there was no reconsideration of whether CES was a VIE pursuant to ASC 810‑10‑35-4; however, we re-evaluated the applicability of the related party guidance in ASC 810-10-25-44. ASU 2015-02 amended the guidance on when the related party guidance in ASC 810-10-25-44 should be applied. When we adopted ASU 2015-02, we continued to conclude, as stated above, that none of the Members individually met both of the characteristics of a controlling financial interest in CES as outlined in ASC 810-10-25-38A. However, we determined that the guidance provided in ASC 810-10-25-44 was no longer applicable. Specifically, we considered the amended guidance in ASC 810-10-25-42 and 25-44 through 44B and the related guidance in section 7.4.2.1 of Deloitte’s A Roadmap to Consolidation (the “Deloitte Roadmap”), which provides guidance for situations when the related party guidance is required. Section 7.4.2.1, states:
Identifying situations in which the related-party tiebreaker test is required is crucial to the consolidation analysis since as a result of the test, one of the entities in the related-party group will always consolidate the VIE. Before the amendments in ASU 2015-02, the related-party tiebreaker test was always required when an individual reporting entity did not have both characteristics of a controlling financial interest but the related-party group collectively did. ASU 2015-02 significantly changed when the related-party tiebreaker test is performed. A reporting entity now performs the test when either of the following applies:

•
Power is “shared” within a related-party group and the related-party group meets both characteristics of a controlling financial interest. See Section 7.2.7.1 for further discussion of determining whether power is shared.

•
A single decision maker has met the power criterion but not the economics criterion, and the aggregation of entities under common control with the single decision maker have met the economics criterion…

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 3, 2017

Based on the guidance above, we first considered whether power was shared within the related party group and the related party group met both characteristics of a controlling financial interest. We concluded that power was not shared based on the following guidance from Section 7.2.7.1 and Section 7.4.2.2 of the Deloitte Roadmap [emphasis added]:
7.2.7.1 Shared Power
In situations in which multiple unrelated parties are involved in the decision-making activities of a VIE and have shared power, a reporting entity would perform the power-criterion analysis differently than it would if the multiple unrelated parties had power over different activities. ASC 810-10-25-38D states that if power is truly shared among multiple unrelated parties, and no single party has the power to direct the activities that most significantly affect the VIE’s economic performance, there is no primary beneficiary unless a related-party relationship (including de facto agents) exists between the parties that share power. See Section 7.4.2.2 (related-party considerations associated with shared power) and Section 8.2 (identifying related parties). However, if multiple unrelated parties are responsible for different significant activities, power is not shared, and one entity will be the primary beneficiary (see Section 7.2.7.2).
The threshold for concluding that power is shared is high. Such a conclusion can only be reached if all decisions that significantly affect the VIE’s economic performance require consent of the parties with shared power. Specifically, all of the significant decisions must require consent.
Example 7-3
Companies DD, RS, and BC form Entity MM to operate a marketing agency in New York and Los Angeles. Each company contributed cash in exchange for a 30 percent, 30 percent, and 40 percent equity interest, respectively, upon formation. The companies have no other variable interests in MM other than their equity interests. Profits and losses are allocated and distributed among the equity holders in accordance with each equity holder’s respective ownership interest. Entity MM is a VIE because of insufficient equity investment at risk.
Each company appoints one board member to the board of directors. The board hires a management company (PC) to run the day-to-day operations of MM, but all significant decisions, including approval of the operating budget, must be approved by a majority vote of the board.
In this example, the investors do not have shared power because all of MM’s significant decisions require the consent of any combination of DD, RS, and BC. That is, the decisions about the significant activities do not require the consent of each of the parties. In addition, no party meets the power criterion, because no party has a majority of the voting interests.
Even if DD, RS, and BC were related parties (or de facto agents), control would still not be considered shared. Accordingly, they would not perform the related-party tiebreaker test (see Section 7.4.2.2)…
7.4.2.2 Shared Power Within a Related-Party Group
ASC 810-10-25-38D states that power “is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.” Two important points can be inferred from this description: (1) power is only considered shared when all of the activities that most significantly affect the VIE’s economic performance require

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 3, 2017

the consent of the parties sharing power and (2) two or more related parties cannot conclude that neither party should consolidate a VIE because they share power (i.e., the entity’s governance requires that the related parties always have to act in concert with each other to make all significant decisions). Example 7-21 below illustrates this concept by highlighting that the related-party group would not be required to perform the tiebreaker test if any party in the related-party group “could” vote together with an unrelated party and together they control the most significant activities in the VIE because they do not share power. This also applies when the related parties are under common control; however, the substance of the power should be determined. See Section 7.2.8 for further discussion of the substance of power in common-control groups.
If the related-party group shares power and together meets the economics criterion, the party most closely associated with the VIE, as determined by performing the related-party tiebreaker test, will be the primary beneficiary.
…
Example 7-21
Three related parties (A, B, and C) not under common control form Entity X (a VIE) and hold 25 percent, 35 percent, and 40 percent, respectively, of the entity’s voting interests. Decisions about the activities that most significantly affect the VIE’s economic performance require a simple majority vote of the voting interests. Consequently, two of the three parties must agree on all of the decisions that most significantly affect the VIE’s economic performance. In this example, even though the related-party group holds 100 percent of the voting rights and economics, because X’s corporate governance does not require the consent of all the parties, power is not considered shared. Therefore, performance of the related-party tiebreaker test is not required, and no party will consolidate X.
As stated above, the Members have equal representation on the Steering Committee, and the Steering Committee has the power to direct the activities that most significantly impact the economic performance of CES through a simple majority vote by the Members (2 out of 3). Therefore, based on the interpretive guidance and examples above, even though the related-party group consisting of the Members holds 100 percent of the voting rights and economics, because CES’ corporate governance does not require the consent of all the Members for decisions about the activities that most significantly affect CES’ economic performance, power is not considered shared among the Members. We also considered similar interpretative guidance of shared power from Ernst & Young and PricewaterhouseCoopers and found the interpretive guidance from these other sources to be consistent with the interpretive guidance summarized above.
We also considered the guidance in ASC 810-10-25-42, and determined that none of the Members is a single decision maker as the Steering Committee has power to direct the activities that are most significant to CES through a simple majority vote of the Members, and no single Member has tie-break authority.
Therefore, based on the considerations above, we determined the related-party tiebreaker test was not applicable.
Finally, we considered whether any of the Members would be required to consolidate CES pursuant to the guidance in ASC 810-10-25-44B. We considered section 7.4.2.5 of the Deloitte Roadmap that provides interpretive guidance with regard to paragraph 25-44B, stating, in part [emphasis added]:

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 3, 2017

A reporting entity is required to consolidate a VIE if (1) the reporting entity is a related party to a single decision maker that does not, individually, have both of the characteristics of a controlling financial interest, (2) the single decision maker and its related parties under common control do not have both characteristics of a controlling financial interest, and (3) substantially all of the activities of the VIE either involve or are conducted on behalf of the reporting entity. The FASB was concerned that without this provision, a reporting entity would not consolidate an entity that was designed to act on its behalf. The phrase “substantially all” is consistent with the assessments in ASC 810-10-15-14(c)(2) for determining whether an entity is a VIE and whether a reporting entity can apply the business scope exception (see Sections 5.4.2 and 3.4.4.7 for detailed discussions of this phrase).
As stated above, since CEOC, CERP, and CGPH represent the entire group of equity investors, the activities that involve or are conducted on behalf of CEOC, CERP, and CGPH represent essentially all of the activities of CES; however, as stated in the above, substantially all of the activities of CES do not involve and are not conducted on behalf of any of the Members individually. Therefore, none of the Members should consolidate CES pursuant to ASC 810-10-25-44B.
As a result of our analysis described above, upon adoption of ASU 2015-02, CERP did not meet the criteria of being considered the primary beneficiary because the related party guidance in ASC 810-10-25-44 was no longer applicable; therefore, CERP deconsolidated CES in the first quarter of 2016 upon adoption of ASU 2015-02.
Note 8 - Accrued Restructuring and Support Expenses, page 49

2.	We note that you have recorded a liability for PropCo’s call right. Please tell us the authoritative accounting literature management relied upon to account for this call right.
CEC and certain of its subsidiaries, including CERP, were named as defendants in litigation relating to certain CEOC transactions dating back to 2010 and other legal matters that could have resulted in one or more adverse rulings against CEC and its subsidiaries. In addition, CEC made material commitments to support a plan of reorganization of CEOC (the “Plan”) after CEOC and certain of its United States subsidiaries voluntarily filing for reorganization under Chapter 11 of the United States Bankruptcy Code on January 15, 2015.
When CEC determined that it was probable that its obligations described in the Plan would ultimately be settled, CEC accrued the items that were estimable, in accordance with ASC 450-20, Loss Contingencies.
CEC’s commitments under the Plan included a call right to be provided to a newly created PropCo entity owned by certain CEOC creditors that would allow Propco the right to acquire two CERP properties at a specified strike price (“PropCo Call Right”). The PropCo Call Right agreement became effective on October 6, 2017, the Effective Date of CEOC’s plan of reorganization and emergence from bankruptcy.
CEC’s accrual included an estimate of the fair value of the PropCo Call Right as the call right was offered as consideration in the litigation settlement outlined in the Plan. SAB Topic 5.T, Accounting for Expenses or Liabilities Paid by Principal Stockholders, indicates that settlements reached by an owner should be reflected in an investee’s financial statements unless such settlement “clearly does not benefit the company.” As CERP is a counterparty to the PropCo Call Right (i.e., if exercised, CERP must transfer the property in return for the strike price) and is named as a defendant in the litigation, we believe the litigation settlement through the execution of the Plan will benefit CERP directly (i.e., through its release from litigation). Therefore, when CEC accrued an amount related to the PropCo Call Right, we

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 3, 2017

determined that it was appropriate for CERP to also accrue an amount related to the PropCo Call Right in its standalone financial statements.
* * *
In our latest interim report on Form 10-Q filing on November 2, 2017, in Note 12, we disclosed a subsequent event related to a CERP’s pending merger with and into CGPH, another wholly owned subsidiary of CEC, and the repayment of CERP’s outstanding long-term debt. The disclosed transactions are expected to be completed in November 2017, and upon completion of the disclosed transactions, CERP will no longer be a standalone reporting entity and expects to suspend its reporting obligations.
If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (702) 407-6220.

Sincerely,
/s/ Keith A. Causey

Keith A. Causey
Senior Vice President,
Controller and Chief Accounting Officer
Caesars Entertainment Corporation

cc:    Timothy R. Donovan, Esq., Caesars Entertainment Corporation
Scott E. Wiegand, Esq., Caesars Entertainment Corporation